Asia Pacific Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of the Fund
was held on June 14, 2001. The following is a summary
 of the proposal presented and the total number of
shares voted:
Proposal:
1. To elect the following Directors:
	Votes in	Votes	Votes
	Favor of	Against	Abstained
Ronald E. Robison	35,760,074	   577,263	-
Gerard E. Jones	35,731,106	   606,231	-
Barton M. Biggs	33,760,379	2,576,958	-
William G. Morton, Jr.	35,731,106	   606,231	-
John A. Levin	33,731,412	2,605,925	-

Proposal:
2. To approve or reject an amendment to the Fund's
fundamental investment policies removing the 50%
limit on the amount of the Fund's assets that may be invested in Japan.
Votes in	Votes	Votes
Favor of	Against	Abstained
33,101,881	   3,110,801	124,655